FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of January 2019

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 1 February 2019	By /s/ Marc Boston
(Authorised Signatory)

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the year ended 31 December 2018 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2017.

This statement contains a number of non-IFRS financial measures that are reviewed by management in order to measure the overall performance of Santander UK. These are financial measures which management believe provide useful information to investors regarding Santander UK’s results of operations. The non-IFRS measures we have identified are outlined as part of Appendix 1 (Notes). These measures are not a substitute for IFRS measures.

An income statement and balance sheet for Santander UK Group Holdings plc is included in Appendix 2.

Supplementary information for Santander UK plc is included in Appendix 3.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the year ended

31 December 2018

Contacts
Bojana Flint	Director of Investor Relations	020 7756 6474
Paul Sharratt	Head of Debt Investor Relations	020 7756 4985
Stewart Todd	Head of External Affairs	020 7756 5533
Adam Williams	Head of Media Relations	020 7756 5533
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“Our 2018 financial performance reflects our strategy of selective growth, while actively managing costs in the competitive and uncertain operating environment. Our focus remained on earning loyalty through excellent service and compelling products – from bringing new features to our mobile app to launching our new 1I2I3 Business Current Account – and we are encouraged by our customers’ response.”

“Net mortgage lending in 2018 was our strongest in more than three years and we helped over 27,000 first time buyers, up c14%. We have also achieved solid growth in lending to trading businesses and continue to help SMEs grow their businesses internationally through our established trade corridors and unique global expertise.”

“I am pleased with the improvements in our customer experience, with retail customer satisfaction in line with the average of our three highest performing peers, and corporate customer satisfaction now 7pp above the market average. In the current uncertain environment, we will continue to do everything we can to support our customers and deliver on our purpose of helping people and business prosper across the UK.”

“I believe we are well positioned to succeed by focusing on our core areas of strength, progressing our digital transformation and improving our operating efficiency while remaining strongly capitalised.”

Business and financial highlights

•	Ring-fence transfers from our statutory perimeter in Q318, had an impact on 2018 financial performance and reporting. [1]

•	Profit before tax of £1,567m in 2018, down 14% year-on-year, largely due to continued income and cost pressures.

•	Banking NIM of 1.80%, down 10bps in 2018, with lower new mortgage margins and SVR attrition. This was partially offset by management pricing actions on customer deposits.

•	Increased regulatory, risk and control costs have been partly offset by cost management programmes through the year.

•	Net mortgage growth of £3.3bn in 2018, our strongest lending in over three years despite the highly competitive market.

•

Managed reduction in CRE lending of £1.7bn and adjusted CRE lending[7] of £1.1bn, with greater focus on risk-weighted returns. Lending growth of £nil and adjusted lending growth of £0.5bn to non-CRE trading businesses, ahead of the market. [7]

•	Launched innovative 1I2I3 Business Current Account, Digital Investment Advisor tool and additional features to our highly-rated mobile app.

•	Return on ordinary shareholders’ equity of 7.9% and RoTE [2] of 9.0%, delivering shareholder value despite the competitive and uncertain environment, while managing to higher capital requirements.

•	CET1 capital ratio of 13.2%, up 100bps, leaving us strongly capitalised in the current environment.

•	Robust liquidity position with an LCR of 164%, up 44pp in 2018. This increase reflects prudent planning and some pre-funding of our 2019 wholesale funding requirements.

Income statement highlights	2018 £m	2017 £m
Net interest income	3,606	3,803
Non-interest income [3]	937	1,109
Operating expenses before credit impairment losses, provisions and charges	(2,563)	(2,502)
Credit impairment losses [4]	(153)	(203)
Provisions for other liabilities and charges	(260)	(393)

Profit before tax	1,567	1,814

Adjusted profit before tax [5]	1,725	1,952

Balance sheet highlights	31.12.18 £bn	31.12.17 £bn
Customer loans	199.9	200.3
- of which Retail mortgages	158.0	154.7
- of which corporates [1,6]	24.1	27.3
Customer deposits	172.1	175.9
CET1 capital ratio	13.2%	12.2%
UK leverage ratio	4.5%	4.4%

1.	See page 5 for details of completion of ring-fencing.
2.	Non-IFRS measure. See Appendix 1 for reconciliation of RoTE to ‘Return on ordinary shareholders’ equity’.
3.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
4.	Credit impairment losses for 2018 calculated on IFRS 9 basis. 2017 has not been restated.
5.

Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results for 2018 and 2017, with an aggregate impact on profit before tax of £158m and £138m, respectively. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

6.	See Appendix 1 for notes.
7.	Non-IFRS measure. See Appendix 1 for reconciliation of adjusted CRE and non-CRE trading businesses lending.

Our 2016-18 commitments

Our purpose is to help people and businesses prosper. We aim to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities, while delivering a culture that is Simple, Personal and Fair. Our strategic priorities are focused on customer loyalty, operational and digital excellence, and steady and sustainable profit growth, while being the best bank for our people and the communities in which we operate.

We will announce an update to our strategy and new targets in due course.

Customers	2018 target	31.12.18	31.12.17
Loyal retail customers (million)	4.7	4.1	3.9
Loyal SME and corporate customers	308,000	320,000	305,000
Retail customer satisfaction (FRS) [1]	Top 3	65.5%	63.0%
Average of 3 highest performing peers		64.8%	63.1%
Digital customers (million)	6.5	5.5	5.0
Net fee and commission income CAGR	5-10%	2%	6%

•	Loyalty conversion has been impacted by the competitive market for higher interest rate products and management pricing actions.

•

Loyal SME and corporate customers increased 5%, with our 2018 target achieved earlier in the year. We have further developed our international proposition with 3 trade corridors established in 2018. Corporate customer satisfaction [1] at 61% was 7pp above the market average.

•

FRS reported that we ranked second in retail customer satisfaction [1] on a rolling 12-month basis at Dec18, achieving our 2018 target. On a Net Promoter Score basis, we are ranked in the top three highest performing peers.

•

Digital acquisition and adoption is driving change in the organisation. This year, we retained 55% of refinanced mortgage loans online, an increase of 6pp year-on-year. We also opened 43% of current accounts and 65% of credit cards through digital channels, an increase of 5pp and 13pp year-on-year, respectively. Although we have not achieved our aspirational target set in 2015, overall growth in digital customers was 41% and has led to an improved customer experience.

•

Net fee and commission income compound annual growth rate (CAGR) was 2%, below our target range, predominantly reflecting regulatory changes which significantly impacted the ability to generate fee income growth.

Shareholders	2018 target	31.12.18	31.12.17
Return on Tangible Equity (RoTE) [2]	9% - 10%	See below	See below
Cost-to-income ratio (CIR)	50% - 52%	56%	51%
Non-performing loan (NPL) ratio	< 2.00%	1.20%	1.42%
CET1 capital ratio	c12%	13.2%	12.2%
Dividend payout ratio	50%	See below [3]	See below

•

Return on ordinary shareholders’ equity was 7.9% (2017: 8.9%) and RoTE [2] was 9.0% (2017: 10.2%), delivering shareholder value despite the competitive and uncertain environment, while managing to higher capital requirements. Total ordinary dividend payout ratio was 117% and dividend payout ratio[3] was maintained at 47% (2017: 50%) and we declared £455m of ordinary dividends for the year, in addition to the £668m dividend payment in Q318 associated with ring-fence transfers. [3]

•	CIR was 56%, with income pressure and increased regulatory, risk and control costs. Cost management programmes, initiated in Apr18, had a positive impact on the cost base in the year.

•

The NPL ratio improved 22bps to 1.20%, with credit quality remaining strong supported by our prudent approach to risk, proactive management actions and the ongoing resilience of the UK economy. The improvement was also driven by the write-off of the Carillion plc exposures.

•	The CET1 capital ratio increased 100bps to 13.2%, with ongoing capital accretion and risk management initiatives, leaving us strongly capitalised in the current environment.

People and Communities	2018 target	31.12.18	31.12.17
Colleague engagement (Mercer) [4]	Top 3 UK Bank	72%	71%
People supported (cumulative from 2016 to 2018)	600,000	894,000	478,000

•	Our overall engagement score improved to 72%, and we met our 2018 target.

•

We surpassed our 2018 target providing support to 894,000 people in our communities through employee participation in a range of programmes. This is in addition to over 29,300 scholarships awarded by Santander Universities.

1.

Retail customer satisfaction as measured by the Financial Research Survey (FRS) run by Ipsos MORI. Corporate customer satisfaction as measured by the Charterhouse Business Banking Survey. See Appendix 1 for further information.

2.	Non-IFRS measure. See Appendix 1 for reconciliation of RoTE to ‘Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.
3.	Non-IFRS measure. Dividend payout ratio excludes £668m dividend payment. See Appendix 1 for details and reconciliation.
4.

Colleague engagement is the percentage of colleagues that feel favourably engaged working for Santander UK. Survey conducted by Mercer. 2018 target as measured by the Best Companies Index run by The Sunday Times. See Appendix 1 for further information.

Summarised consolidated income statement	2018 £m	2017 £m	Change %
Net interest income	3,606	3,803	(5)
Non-interest income [1]	937	1,109	(16)

Total operating income	4,543	4,912	(8)

Total operating expenses before credit impairment losses, provisions and charges	(2,563)	(2,502)	2

Credit impairment losses [2]	(153)	(203)	(25)
Provisions for other liabilities and charges	(260)	(393)	(34)

Total operating credit impairment losses, provisions and charges	(413)	(596)	(31)

Profit before tax	1,567	1,814	(14)

Tax on profit	(446)	(560)	(20)

Profit after tax	1,121	1,254	(11)

2018 compared to 2017

The financial results reflect the changes in our statutory perimeter that we made in Q318, following the ring-fence transfers to Banco Santander London Branch, outlined on page 5. Prior periods have not been restated.

•

Net interest income was down 5%, impacted by lower new mortgage margins, SVR attrition [3] and the £39m accrued interest release in Q217, which was not repeated this year. These were partially offset by management pricing actions on customer deposits and strong mortgage lending volumes.

Net interest income was down 4%, when adjusted for the accrued interest release in Q217. 4

•

Non-interest income was down 16%, largely due to the £48m gain on sale of Vocalink Holdings Limited shareholdings in Q217, which was not repeated this year, and reflecting regulatory changes in overdrafts. This was partially offset by increased income in consumer (auto) finance and asset finance.

Non-interest income was down 12%, when adjusted for the gain on sale in Q217. 4

•

Operating expenses before credit impairment losses, provisions and charges increased 2%. The impact of higher regulatory, risk and control costs and £40m of costs relating to guaranteed minimum pension (GMP) equalisation [5] were partially offset by cost management programmes and operational and digital efficiencies. Banking Reform costs were lower at £38m in 2018 (2017: £81m).

Operating expenses were up 3%, when adjusted for Banking Reform and GMP equalisation costs. 4

•

Credit impairment losses were down 25%, with Carillion plc charges in 2017, partially offset by a number of charges and lower releases across portfolios in 2018. All portfolios continue to perform well, supported by our prudent approach to risk and the resilience of the UK economy.

•

Provisions for other liabilities and charges were down 34%, largely due to £109m PPI and £35m other conduct provision charges relating to the sale of interest rate derivatives in 2017, which were not repeated this year. These were partially offset by provision charges in Q418 of £58m in relation to our consumer credit business operations and £33m relating to historical probate and bereavement processes. Additionally, there was an £11m release in other conduct provisions in Q218 relating to the sale of interest rate derivatives.

Provisions for other liabilities and charges were down 28%, when adjusted for the PPI, other conduct and other provision charges and releases in 2018 and 2017. 4

•	Profit before tax was down 14%, for the reasons outlined above.

Adjusted profit before tax was down 12%, when adjusted for the specific gains, expenses and charges outlined above. 4

•

Tax on profit decreased 20% to £446m, largely as a result of lower taxable profits in 2018 and the impact of lower conduct provisions that are disallowed for tax purposes. The effective tax rate was 28% (2017: 31%).

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 2018 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	SVR attrition includes balances relating to Standard Variable Rate and Follow-on-Rate products.
4.

Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results for 2018 and 2017, with an aggregate impact on profit before tax of £158m and £138m, respectively. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

5.	See Appendix 1 – Alternative Performance Measures (APMs) for details on GMP equalisation.

Summarised consolidated quarterly income statement trends

	Q418	Q318	Q218	Q118	Q417
	£m	£m	£m	£m	£m
Net interest income	888	907	905	906	925
Non-interest income [1]	194	242	256	245	250

Total operating income	1,082	1,149	1,161	1,151	1,175

Total operating expenses before credit impairment losses, provisions and charges	(649)	(629)	(636)	(649)	(675)

Credit impairment losses [2]	(38)	(24)	(31)	(60)	(98)
Provisions for other liabilities and charges	(198)	(29)	(5)	(28)	(156)

Total operating credit impairment losses, provisions and charges	(236)	(53)	(36)	(88)	(254)

Profit before tax	197	467	489	414	246

Tax on profit	(53)	(137)	(136)	(120)	(83)

Profit after tax for the period	144	330	353	294	163

Banking NIM [3]	1.77%	1.78%	1.80%	1.83%	1.83%

Q418 compared to Q318

Variances in the quarter largely followed the trends outlined for 2018 versus 2017, with the following notable exceptions:

•	Operating expenses before credit impairment losses, provisions and charges were impacted by £40m of costs relating to GMP equalisation[4].

•	Credit impairment losses increased £14m, primarily due to lower mortgage releases.

•

Provisions for other liabilities and charges were up £169m, largely due to annual UK Bank Levy charges of £69m (2017: £93m). In addition, there were Q418 provision charges of £58m in relation to our consumer credit business operations and £33m relating to historical probate and bereavement processes.

Completion of ring-fencing

•

As previously reported, in Jul18 we transferred £1.4bn of customer loans, £21.5bn of other assets and £20.7bn of liabilities from Santander UK to Banco Santander London Branch. Of these transfers, £19.7bn of assets and £18.8bn of liabilities related to derivatives business. These transfers reduced RWAs by £5.5bn and we paid an associated dividend of £668m.

•

In Oct18, Abbey National Treasury Services plc (ANTS) became a subsidiary of Santander UK Group Holdings plc (previously a subsidiary of Santander UK plc) and now holds only a small number of legacy positions. In Dec18, the business of our Jersey and Isle of Man branches (Crown Dependencies) were transferred from Santander UK plc to ANTS, and are now reported in the Corporate Centre.

•

Our ring-fence structure is now in place with all required transfers completed. Compliance with ring-fencing legislation has involved significant effort over a number of years, with a total cost of c£240m.

2018 PRA stress test results

•

The results of the latest round of PRA stress tests were released in Nov18. With a stressed CET1 ratio of 10.9% after allowed management actions, on an IFRS 9 transitional basis, we significantly exceeded the PRA threshold requirement of 7.5%. Additionally, with a stressed leverage ratio of 3.9% we exceeded the PRA threshold requirement of 3.26%.

•

As a result of the exercise, the Bank of England did not require Santander UK to undertake any actions. For the third year in a row, we were the most resilient of the UK banks with the lowest drawdown of 1.3% on our CET1 ratio. The outcome of the stress test underlines the quality of our UK-based balance sheet as well as our strong risk management practices.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for Q418, Q318, Q218 and Q118 calculated on IFRS 9 basis. Prior periods have not been restated.
3.

Quarterly Banking NIM is calculated using annualised quarterly net interest income divided by average customer assets for the relevant period. Average customer assets can be sourced from previous quarterly management statements.

4.	See Appendix 1 – Alternative Performance Measures (APMs) for details on GMP equalisation.

Summary balance sheet assets and liabilities	31.12.18 £bn	31.12.17 £bn
Assets
Total customer loans	199.9	200.3
Other assets	89.5	114.5

Total assets	289.4	314.8

Liabilities & Equity
Total customer deposits	172.1	175.9
Medium Term Funding (MTF)	49.0	40.6
Other liabilities	52.1	82.1

Total liabilities	273.2	298.6

Shareholders’ equity	15.8	15.8
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	289.4	314.8

Loan-to-deposit ratio (LDR)	116%	113%

•

Customer loans decreased £0.4bn, largely due to managed reductions of £1.1bn2 in Commercial Real Estate (CRE) and £1.4bn in non-core loans, as well as £1.4bn of ring-fence transfers. In Sep18, we also transferred £1.3bn of customer loans to Banco Santander London Branch under a risk management initiative. [2] This was partially offset by £3.3bn of lending growth in mortgages and £0.5bn2 lending growth to non-CRE trading businesses.

•

Customer deposits decreased £3.8bn, with lower corporate deposits and management pricing actions driving a reduction in retail savings products. This was partially offset by a £0.9bn increase in personal current account balances.

•	Other assets and liabilities both decreased predominantly due to ring-fence transfers of derivatives contracts to Banco Santander London Branch.

•	Shareholders’ equity remained flat with ongoing capital accretion through retained profits offset by dividend payments.

Summarised consolidated capital, leverage, liquidity and funding	31.12.18 £bn	31.12.17 £bn
Capital and leverage
CET1 capital	10.4	10.6
Total qualifying regulatory capital	15.0	15.5
Risk-weighted assets (RWAs)	78.8	87.0
CET1 capital ratio	13.2%	12.2%
Total capital ratio	19.1%	17.8%
UK leverage ratio	4.5%	4.4%
Liquidity
Liquidity Coverage Ratio (LCR)	164%	120%
LCR eligible liquidity pool	54.1	48.5
Funding
Total wholesale funding	73.2	62.9
- of which with a residual maturity of less than one year	16.8	14.9

•	CET1 capital was broadly in line at £10.4bn, with dividend payments largely offset by ongoing capital accretion through retained profits.

•

RWAs decreased £8.2bn, largely as a result of ring-fence transfers (£5.5bn), risk management initiatives (£3.0bn) and the widening of scope of our large corporate risk model earlier in the year. This was partially offset by higher RWAs in the Corporate Centre.

•	CET1 capital ratio increased 100bps to 13.2%, due to the factors outlined above.

•	The LCR increased 44 percentage points to 164%. This increase reflects prudent planning and some pre-funding of our 2019 wholesale funding requirements.

•

MTF balances were higher, with issuance of £14.8bn in 2018, of which £2.7bn (sterling equivalent) were senior unsecured notes by Santander UK Group Holdings plc, £4.5bn by Santander UK plc, £4.3bn were covered bonds, £2.2bn from securitised funding and £1.1bn from other secured funding. Term Funding Scheme (TFS) total outstanding was £10.8bn. MTF issuance is likely to be lower in 2019 given the pre-funding completed during 2018.

1.

Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited, a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA. PSA Finance UK Limited is accounted for as a subsidiary.

2.	Non-IFRS measure. See page 5 for details of completion of ring-fencing. See Appendix 1 for reconciliation of adjusted CRE and non-CRE trading businesses lending.

Conduct remediation

•

The remaining provision for PPI redress and related costs was £246m. We made no additional PPI charges in the year, based on our recent claims experience, and having considered the FCA’s Consultation Paper 18/33 issued on 7 November 2018. We will continue to monitor our provision levels, and take account of the impact of any further change in claims received and FCA guidance.

•

The remaining provision for other conduct issues was £30m, which primarily relates to the sale of interest rate derivatives, following an ongoing review of the regulatory classification of customers potentially eligible for redress. Following further analysis, management assessed the provision requirements resulting in a release of £11m in Q218.

Other provisions

•

In Q418 we were fined £32.8m by the FCA in relation to an investigation into our historical probate and bereavement practices. We acknowledged the findings of the FCA and apologised to the families and beneficiaries of deceased customers affected by these failings. We have completed a comprehensive tracing exercise and transferred the majority of funds in deceased customers’ accounts to their rightful beneficiaries, with compensatory interest where appropriate.

•	In Q418 we made a £58m provision in relation to our consumer credit business operations. This charge is management’s current best estimate as we continue to assess the scope of this issue.

Alternative remedies package – Capability and Innovation Fund application

•

Following a detailed analysis of the Capability and Innovation Fund we have decided not to submit an application. We continue to believe in the need to grow our business banking proposition, but have come to the conclusion that given the pace of change in the UK regulatory environment and the current uncertain environment, it is better for us to retain flexibility and continue to pursue our own strategy independently.

Our Brexit preparations

•

The UK is due to leave the European Union on 29 March 2019. While uncertainty around Brexit remains we are preparing for a number of outcomes in order to minimise the impact on our customers and our business.

•

Our Brexit preparations are comprehensive and we have dedicated significant focus to ensure we can continue to serve our customers whatever the outcome. In particular we have taken account of the nationality and location of our people and customers, contract continuity, financial markets infrastructure such as clearing, access to Euro payment systems as well as third party services and flows of data into and out of the European Economic Area.

2019 Operating environment

•

We expect global economic activity to continue to expand in 2019, albeit at a slower pace with a number of heightened risks to the outlook from the ongoing imposition of trade restrictions, geopolitical tensions and slower growth in developed economies. These risks, together with the uncertain environment, highly competitive banking market and demanding regulatory agenda in the UK, mean we are cautious in our outlook.

•

Our base case anticipates a slight improvement in economic growth, predicated on the UK’s orderly exit from the European Union. The low levels of unemployment should continue with inflation on a downward path which, coupled with rising wages, should result in real earnings growth. Our assumption is that there will be a 25bps rise in base rate in H219.

•

In our core lending markets we anticipate modest growth, with the mortgage market continuing to grow at c3% in 2019, with weaker buyer demand and subdued house price growth likely to continue. The corporate borrowing market is expected to slow to c2%, as uncertainty continues to dampen investment intentions, particularly in the short term.

2019 Outlook

•

We expect our net mortgage lending to be broadly in line with 2018, as we focus on quality customer service, retention and improved proposition for first-time buyers. We will continue to actively manage our CRE exposures while our lending growth to non-CRE trading business customers is expected to remain robust.

•

Banking NIM is expected to be lower than the 1.80% seen in 2018, as a result of competition in new mortgage pricing, SVR attrition and limited capacity for further liability margin improvement. SVR attrition is expected to be lower than the net £4.9bn reduction in 2018.

•

We expect costs to increase slightly as we invest further in our business transformation, face an intensifying regulatory change agenda and manage inflationary pressures. Incremental digital and strategic investments in process automation as well as system and platform rationalisation are also planned. These actions, together with global Banco Santander group initiatives, will improve our customer experience and deliver operational efficiencies over time. We expect to provide further guidance on cost management initiatives in the next few months.

•	Since 31 December 2018, trends evident in the business operating results have not changed significantly.

Credit performance

	Customer loans	NPLs	NPL Ratio	Gross write-offs 12 months	Loan loss allowance [1]
31.12.18	£bn	£m	%	£m	£m
Retail Banking	172.8	2,126	1.23	182	594
- of which mortgages	158.0	1,907	1.21	18	237
- of which Business banking	1.8	89	4.94	15	53
- of which Consumer (auto) finance	7.3	43	0.59	24	85
- of which Other unsecured lending	5.7	87	1.53	125	219
Corporate & Commercial Banking	17.7	264	1.49	97	182
Corporate & Investment Banking	4.6	—	—	252	18
Corporate Centre	4.8	18	0.38	3	13

	199.9	2,408	1.20	534	807

31.12.17	£bn	£m	%	£m	£m
Retail Banking	168.7	2,104	1.25	195	491
- of which mortgages	154.7	1,867	1.21	22	225
- of which Business banking	1.9	115	6.01	21	54
- of which Consumer (auto) finance	7.0	34	0.49	32	77
- of which Other unsecured lending	5.1	88	1.73	120	135
Corporate & Commercial Banking	19.4	383	1.97	35	195
Corporate & Investment Banking	6.0	340	5.67	—	236
Corporate Centre	6.2	21	0.34	23	18

	200.3	2,848	1.42	253	940

Our financial results now reflect the changes in the statutory perimeter, following the ring-fence transfers of activities to Banco Santander London Branch, outlined on page 5. Prior periods have not been restated.

•	Retail Banking loan loss allowances increased from the application of IFRS 9. The loan loss rate [2] remained low at 0.07% (2017: 0.02%).

•

Corporate & Commercial Banking NPL ratio improved to 1.49%, largely due to a number of small loans which were written-off, without material concentrations across sectors or portfolios. The loan loss rate [2] remained low at 0.12% (2017: 0.07%).

•	CIB had no loans in non-performance, predominantly driven by the loans write-off for Carillion plc and another CIB customer, both of which moved to non-performing in 2017.

Commercial Real Estate

The CRE portfolio is well diversified across sectors, with no significant regional or single name concentration, representing 27% of our total lending to corporates and 3% of total customer loans. CRE customer loans decreased 21% as we continue to manage our exposure in line with proactive risk management policies.

	Customer loans	NPLs	NPL ratio	Gross write-offs in the period	Loan loss allowance [1]
	£bn	£m	%	£m	£m
31.12.18	6.4	29	0.45	23	26
31.12.17	8.1	69	0.85	11	54

•	We maintained our prudent lending approach, with no new business written above 70% LTV (2017: nil) and all new business written at or below 60% LTV (2017: 91%).

•	The weighted average LTV for the portfolio was 47% (2017: 48%) [3] and the average loan size was £3.2m (2017: £4.7m).

•	CRE credit quality remained good with the improvement in the NPL ratio to 0.45% reflecting loan write-offs.

1.

Loan loss allowances for 31.12.18 calculated on IFRS 9 basis. Prior periods have not been restated. Loan loss allowance as at 1.1.18 was £1,151m. Includes both drawn and undrawn balances. Due to transition from IAS 39 to IFRS 9, NPL coverage ratio is no longer disclosed as it is no longer reflective of coverage of non-performing loans.

2.	Loan loss rate calculated using applicable IFRS standards of IAS 39 and IFRS 9 for 2017 and 2018, respectively.
3.	Excludes standardised portfolio, which is mainly smaller value commercial mortgage transactions, and accounts for 10% of exposures.

Retail mortgages

•

In 2018, mortgage gross lending was £28.8bn (2017: £25.5bn) and c78% of mortgages reaching the end of their incentive period were retained. We continue to see increased customer refinancing into fixed rate products influenced by low mortgage rates and the competitive mortgage market, where average two year fixed mortgage prices are still below the levels seen in 2016 [1].

•	SVR balances, which includes balances relating to our Follow-on-Rate product, declined by £4.9bn (2017: £5.5bn).

•

Buy-to-Let (BTL) mortgage balances increased £1.5bn to £8.3bn (Dec17: £6.8bn). In 2018, we completed 11,400 BTL mortgages (2017: 7,500), representing 9% of the value of our new business flow (2017: 6%), at an average LTV of 62% (2017: 61%).

•

In 2018, we helped 27,200 first-time buyers purchase their new home with £4.8bn of gross lending (2017: 24,000, £4.0bn of gross lending). Interest-only residential mortgage excluding BTL balances decreased £2.7bn to £39.8bn (Dec17: £42.5bn).

•

Average loan size for new business was slightly higher than in 2017 at £203,000 for the UK overall (Dec17: £196,000), £270,000 for the South East including London (Dec17: £260,000) and £150,000 for the rest of the UK (Dec17: £146,000). The loan-to-income multiple [2] of mortgage lending in Dec18 was slightly higher at 3.24 (Dec17: 3.16).

Mortgage interest rate profile	31.12.18		31.12.17
	£bn	%	£bn	%
Fixed rate	115.2	73	102.0	66
Variable rate	24.4	15	29.4	19
Standard Variable Rate	18.4	12	23.3	15

Total mortgages	158.0	100	154.7	100

Mortgage borrower profile	31.12.18		31.12.17
	£bn	%	£bn	%
Home movers	69.2	44	68.8	44
Re-mortgagers	51.3	32	50.4	33
First-time buyers	29.2	19	28.7	19
BTL	8.3	5	6.8	4

Total mortgages	158.0	100	154.7	100

Mortgage geographical distribution	31.12.18		31.12.17
	£bn	%	£bn	%
London	39.0	25	37.6	24
Midlands and East Anglia	21.1	13	20.6	13
North	22.2	14	22.2	14
Northern Ireland	3.4	2	3.6	2
Scotland	6.7	4	6.8	4
South East excluding London	48.7	31	47.2	32
South West, Wales and Other	16.9	11	16.7	11

Total mortgages	158.0	100	154.7	100

Mortgage loan-to-value (LTV)	31.12.18		31.12.17
	New business %	Stock %	New business %	Stock %
>85%	17	5	19	5
London LTV	58	n/a	56	n/a
Simple average LTV [3]	63	42	62	42

1.	Comparison of 2018, 2017 and 2016 averages for monthly interest rate of 2 year (75% LTV) fixed rate mortgages. Source: Bank of England
2.	Average earnings multiple of new business at inception for 2018 and 2017.
3.	Total of all LTV% divided by the total of all accounts.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

Summary income statement	2018	2017	Change
	£m	£m	%
Net interest income	3,126	3,270	(4)
Non-interest income [1]	638	615	4

Operating income	3,764	3,885	(3)

Operating expenses before credit impairment losses, provisions and charges	(1,929)	(1,856)	4
Credit impairment losses [2]	(124)	(36)	n.m .
Provisions for other liabilities and charges	(230)	(342)	(33)

Profit before tax	1,481	1,651	(10)

2018 compared to 2017

•

Net interest income was down 4%, driven by pressure on new mortgage lending margins and SVR attrition partially offset by management pricing actions on customer deposits and strong mortgage lending volumes.

•	Non-interest income was up 4%, due to stronger consumer finance income partially offset by lower overdraft fees, reflecting regulatory changes.

•

Operating expenses before credit impairment losses, provisions and charges increased 4%, with higher regulatory, risk and control costs, strategic investment in business transformation, digital enhancements and growth initiatives.

•	Credit impairment losses were up at £124m, due to lower releases in mortgages and other unsecured lending portfolios.

•

Provisions for other liabilities and charges were down at £230m, due to £109m PPI conduct provision charges and £35m other conduct provision charges relating to the sale of interest rate derivatives in 2017, which were not repeated. We had provision charges in Q418 of £58m in relation to our consumer credit business operations and £33m relating to historical probate and bereavement processes.

Customer balances	31.12.18	31.12.17
	£bn	£bn
Mortgages	158.0	154.7
Business banking	1.8	1.9
Consumer (auto) finance	7.3	7.0
Other unsecured lending	5.7	5.1

Customer loans	172.8	168.7

Current accounts [3]	68.4	67.5
Savings [3]	56.0	59.3
Business banking accounts	11.9	11.2
Other retail products [3]	5.8	5.8

Customer deposits	142.1	143.8

RWAs	46.2	44.1

•

Mortgage lending increased £3.3bn, through a combination of well positioned service and product pricing, as well as our ongoing focus on customer retention. In 2018, mortgage gross lending was £28.8bn (2017: £25.5bn) and consumer (auto) finance gross lending was £3.8bn (2017: £3.1bn). Credit cards balances also increased £0.5bn with competitive pricing strategy in late 2018.

•

Customer deposits decreased, primarily due to a decline of £3.5bn in savings balances, partially offset by a £0.9bn increase in current account balances and a £0.7bn increase in business banking deposits.

•	RWAs increased in line with customer loan growth.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 2018 calculated on IFRS 9 basis. Prior periods have not been restated.
3.

Balances for ‘Savings’ and ‘Other retail products’ have been restated to reflect the transfers of Crown Dependencies balances to Corporate Centre and cahoot current account and savings balances from ‘Other retail products’ to ‘Current accounts’ and ‘Savings’.

Corporate & Commercial Banking

Corporate & Commercial Banking (CCB) covers businesses with an annual turnover of £6.5m to £500m. CCB offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels.

Summary income statement	2018	2017	Change
	£m	£m	%
Net interest income	403	391	3
Non-interest income [1]	82	74	11

Operating income	485	465	4

Operating expenses before credit impairment losses, provisions and charges	(258)	(223)	16
Credit impairment losses [2]	(23)	(13)	77
Provisions for other liabilities and charges	(14)	(55)	(75)

Profit before tax	190	174	9

2018 compared to 2017

•	Net interest income was up 3%, driven by improved liability margins.

•

Non-interest income was up 11%, with growth in asset restructuring fees up 27%, digital and payment fees up 22%, cash management up 13% and international up 4%, partially offset by a decline in rates management income.

•

Operating expenses before credit impairment losses, provisions and charges were up 16%, driven by higher regulatory costs, business transformation, digital enhancements and expansion of our asset finance business.

•	Credit impairment losses were up at £23m primarily due to lower releases, partially offset by risk management initiatives. All portfolios continue to perform well.

•

Provisions for other liabilities and charges improved largely due to a partial release in Q218 of a charge in respect of a charge made in Q217 in respect of other conduct provisions relating to the sale of interest rate derivatives.

Customer balances	31.12.18 £bn	31.12.17 £bn
Non-CRE trading businesses [3]	11.5	11.5
CRE [3,4]	6.2	7.9

Customer loans	17.7	19.4

Customer deposits	17.6	17.8

RWAs	17.0	19.4

•	Customer loans were down £1.7bn, largely due to ring-fence transfers and a risk management initiative, as well as a £1.1bn managed reduction in CRE lending, as well as customer repayments.

•	Alongside the ring-fence transfers and a risk management initiative, we have continued our solid lending growth to non-CRE trading businesses of £0.5bn, ahead of the market. [3]

•	Customer deposits were down £0.2bn, driven by management pricing actions and working capital use by customers.

•

RWAs decreased 12%, largely as a result of ring-fence implementation and risk management initiatives, including significant risk transfer (SRT) securitisations. These actions have positioned the bank prudently, though they will have an economic impact in 2019.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 2018 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	See page 5 for details of completion of ring-fencing. See Appendix 1 for reconciliation of adjusted CRE and non-CRE trading businesses lending.
4.	Excludes CRE loans totalling £0.2bn to small business customers that are managed by Business banking in the Retail Banking business segment.

Corporate & Investment Banking

Corporate & Investment Banking (CIB) services corporate clients with an annual turnover of £500m and above. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summary income statement	2018 £m	2017 £m	Change %
Net interest income	69	74	(7)
Non-interest income [1]	272	364	(25)

Operating income	341	438	(22)

Operating expenses before credit impairment losses, provisions and charges	(262)	(304)	(14)
Credit impairment losses [2]	(14)	(174)	(92)
Provisions for other liabilities and charges	(8)	(11)	(27)

Profit before tax	57	(51)	n.m.

2018 compared to 2017

The financial results reflect the changes in our statutory perimeter that we made in Q318, following the ring-fence transfers to Banco Santander London Branch, outlined on page 5, which principally impacted CIB. Prior periods have not been restated.

•	Operating income was down predominantly due to ring-fence transfers.

•	We have continued our strategic investment in business transformation, digital enhancements and growth initiatives in our core business areas.

•	Credit impairment losses were down, due to charges for Carillion plc in 2017.

Customer balances	31.12.18 £bn	31.12.17 £bn
Customer loans	4.6	6.0
Customer deposits	4.8	4.5

RWAs	7.2	16.5

•	Customer loans decreased to £4.6bn, largely as a result of ring-fence transfers and a risk management initiative. [3]

•	Customer deposits increased to £4.8bn, largely as a result of higher instant access deposit balances.

•

RWAs decreased 56% to £7.2bn largely as a result of ring-fence transfers and a risk management initiative. Other assets and liabilities of £21.5bn and £20.7bn, primarily relating to derivative contracts, were transferred to Banco Santander London Branch in Jul18. RWAs attributable to customer loans were £5.2bn (Dec17: £7.2bn). These actions will result in significantly lower future profits for this segment.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 2018 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	See Appendix 1 for reconciliation of adjusted CRE and non-CRE trading businesses lending.

Corporate Centre

Corporate Centre mainly includes the treasury, non-core corporate and legacy portfolios, including Crown Dependencies. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy portfolios are being run-down and/or managed for value.

Summary income statement	2018 £m	2017 £m	Change %
Net interest income	8	68	(88)
Non-interest (expense) / income [1]	(55)	56	n.m.

Operating (expense) / income	(47)	124	n.m.

Operating expenses before credit impairment losses, provisions and charges	(114)	(119)	(4)
Credit impairment releases [2]	8	20	(60)
Provisions for other liabilities and charges	(8)	15	n.m.

(Loss) / Profit before tax	(161)	40	n.m.

2018 compared to 2017

•	Net interest income was down largely due to the £39m accrued interest release in Q217, which was not repeated this year, and lower yields on non-core assets.

•

Non-interest expense was up largely due to the £48m gain on sale of Vocalink Holdings Limited shareholdings in Q217 and positive mark-to-market movements on asset portfolios in 2017, which were not repeated this year.

•

Operating expenses before credit impairment losses, provisions and charges were down 4%, with lower regulatory and project costs relating to Banking Reform of £38m (2017: £81m) offset by £40m of costs relating to GMP equalisation. [3]

•	Credit impairment releases were down 60%, largely driven by our exit strategy from non-core customer loans.

•	Provisions for other liabilities and charges were up at £8m, largely due to releases in 2017 which were not repeated this year.

Customer balances	31.12.18 £bn	31.12.17 £bn
Customer loans [4]	4.8	6.2
- of which Social Housing	3.8	5.1
- of which Crown Dependencies	0.3	0.3
- of which non-core	0.7	0.8
Customer deposits [4]	7.6	9.8
- of which Crown Dependencies	4.8	6.4

RWAs	8.4	7.0

•	Customer loans decreased £1.4bn, as we continue to implement our exit strategy from non-core customer loans, predominantly our legacy Social Housing portfolio.

•	Customer deposits decreased to £7.6bn, largely due to management pricing actions driving a reduction in deposits in Crown Dependencies.

•

RWAs were higher at £8.4bn, due to increases in counterparty risk with more concentrated exposures to Banco Santander London Branch, following derivative business transfers as part of ring-fence implementation. RWAs attributable to non-core customer loans were £1.7bn (Dec17: £1.0bn) following an increase in Social Housing risk-weights.

•	Our structural hedge position has remained stable at c£89bn (2017: c£80bn), with an average duration of c2.2 years (2017: c2.5 years). The majority of new mortgage flows were left un-hedged.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 2018 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	See Appendix 1 – Alternative Performance Measures (APMs) for details on GMP equalisation.
4.	Balances for ‘Customer loans’ and ‘Customer deposits’ have been restated to reflect the transfer of Crown Dependencies from Retail Banking.

Business development highlights

Retail Banking

•	We announced plans to reshape our branch network and close 140 branches in response to changes in how customers are choosing to carry out their banking.

Our future branch network, with c615 branches, will be made up of a combination of larger branches offering improved community facilities to support local businesses and customers, and smaller branches using the latest technology to offer customers more convenient access to banking services. Furthermore, in order to deliver a branch network for the future, 100 branches will be refurbished over the next two years through an investment of £55m.

•

Our Wealth Management strategy continues to focus on expanding our multi-channel proposition to make investments accessible for our customers. In H218 we launched the Digital Investment Advisor, offering customers low cost online investments advice. This complements our growing online platform, the Investment Hub, which now serves over 254,000 accounts (+12% from 2017), as well as our face-to-face advice services for customers.

•

We aim to help our customers manage their money and improve our customer experience by providing real-time support in their channel of choice. In Nov18 we launched the Santander ChatBot for our online banking customers. It has been designed to support their questions and queries using machine learning, giving instant answers to basic types of queries often raised.

•

SMEs have traditionally been underserved by banks in the UK, and we aim to change this. In Oct18 we launched the 1I2I3 Business Current Account alongside the 1I2I3 Business World for small businesses and expanded our support by providing access to our branch network for account holders. The 1I2I3 Business Current Account has been rated “Outstanding” by Business Moneyfacts since launch.

•

We have successfully applied to be part of the Incentivised Switching Scheme (branded Business Banking Switch), which covers eligible RBS business customers (formerly known as customers of Williams & Glyn), with an annual credit turnover of up to £25m. These customers will be incentivised to switch their primary business current accounts and loans to participating challenger banks, including Santander UK, when the scheme launches on 25 February. Under the scheme, participating banks will receive a one-off payment for each switching customer that they attract.

•

In Apr18, we launched ‘Santander One Pay FX’, a new blockchain-based international payments service which enables our customers to have the majority of their euro transfers complete on the same day. This was part of a Banco Santander initiative for retail customers across UK, Spain, Brazil and Poland.

•	Throughout 2018, we have been making improvements to our mobile banking app which resulted in our iOS rating improving to 4.8 in Dec18, based on 181,000 reviews.

•

We have made improvements to our mortgage offering throughout 2018, including exclusive rates for First Time Buyers holding a Help to Buy ISA, and our gifted deposit scheme promotion. We also added the ability to make a single mortgage overpayment online at any time, offering customers more control over their mortgage.

Corporate & Commercial Banking

•

Our Growth Capital team continues to provide high growth SMEs with innovative funding solutions to support investment, with over £21m of growth capital and £101m of senior debt provided to 36 companies as part of our Breakthrough programme. In 2018, we supported 478 companies who benefited from international events focussed on helping create international connections and achieving their global ambitions.

•

We are also building primacy banking customer relationships with a growing number of international trade initiatives, which complements existing services like the Santander Trade Club, which is part of the Trade Club Alliance. The Alliance currently has 12 members, formed of international banking groups, with 10 already offering global access to our customers looking to find new trading partners.

We are developing these initiatives in collaboration with the Banco Santander group and key strategic partners to leverage global expertise and contacts to help our customers grow their businesses.

•

We have established 3 trade corridors in 2018 to connect our UK customers, helping UK businesses to establish the necessary contacts and local support services to open up new markets and successfully grow trade overseas.

Corporate & Investment Banking

•	We have made progress in completing the roll out of our client management service to all our customers, to simplify the client on-boarding process and improve customer experience.

Appendix 1 – Notes

IFRS 9 credit quality

On 1 January 2018, we transitioned to IFRS 9 from the former standard IAS 39. The initial impact on the CET1 capital ratio was 8bps before the application of any regulatory transitional arrangements. Under IFRS 9, an Expected Credit Loss (ECL) methodology is used to assess the level of impairment. The tables below present drawn and undrawn credit risk exposures for which an ECL allowance is recognised, and the corresponding ECL for each segment at 31 December 2018. We also include a measure of the credit quality of these exposures, expressed as an average IFRS 9 PD by segment.

Total drawn exposures are made up of £199.9bn of customer loans; loans and advances to banks of £3.5bn (reported as a Corporate & Investment Banking exposure); and £28.4bn of sovereign assets measured at amortised cost, £13.3bn of assets measured at FVOCI, and £24.2bn of cash and balances at central banks (all reported as Corporate Centre exposures).

Exposures subject to IFRS 9 ECL assessment	Average IFRS 9 PD [1]	Stage 1	Stage 2	Stage 2 <=30DPD	Stage 2 >30DPD	Stage 3 [2]	Total
31.12.18		£m	£m	£m	£m	£m	£m
Retail Banking	0.53%	160,212	10,324	9,375	949	2,211	172,747
- of which mortgages	0.48%	146,619	9,356	8,466	890	1,982	157,957
Corporate & Commercial Banking	0.92%	16,394	1,044	1,044	—	264	17,702
Corporate & Investment Banking	0.36%	29,177	78	78	—	—	29,255
Corporate Centre	0.14%	49,368	133	122	11	16	49,517

Total drawn exposures		255,151	11,579	10,619	960	2,491	269,221

Appendix 1 – Notes (continued)

Retail Banking	22,819	196	196	—	43	23,058
- of which mortgages	11,120	76	76	—	17	11,213
Corporate & Commercial Banking	4,939	182	182	—	12	5,133
Corporate & Investment Banking	12,923	56	56	—	26	13,005
Corporate Centre	531	—	—	—	—	531

Total undrawn exposures [3]	41,212	434	434	—	81	41,727

Total exposures	296,363	12,013	11,053	960	2,572	310,948

IFRS 9 ECL	Stage 1	Stage 2	Stage 2 <=30DPD	Stage 2 >30DPD	Stage 3	Total
31.12.18	£m	£m	£m	£m	£m	£m
Retail Banking	84	256	217	39	228	568
- of which mortgages	10	118	98	20	106	234
Corporate & Commercial Banking	31	26	26	—	111	168
Corporate & Investment Banking	1	1	1	—	—	2
Corporate Centre	5	3	3	—	5	13

Total ECL on drawn exposures	121	286	247	39	344	751

Retail Banking	12	13	13	—	1	26
- of which mortgages	2	1	1	—	—	3
Corporate & Commercial Banking	6	6	6	—	2	14
Corporate & Investment Banking	4	2	2	—	10	16
Corporate Centre	—	—	—	—	—	—

Total ECL on undrawn exposures	22	21	21	—	13	56

Total ECL	143	307	267	40	357	807

1.

Average IFRS 9 PDs are 12-month, scenario-weighted PDs. Weighted averages are determined using EAD for the first year. Financial assets in default are excluded from the calculation, given they are allocated a PD of 100%.

2.

Our Stage 3 exposures under IFRS 9 and our non-performing loans used in our NPL ratio metric are subject to different criteria, although the differences are not material. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.

3.	Undrawn exposures include £5.2bn of retail mortgage offers in the pipeline.

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

•	Banking net interest margin

Banking NIM is calculated on the basis of the average of customer loans that are reported for segmental reporting purposes under IFRS, therefore management does not consider Banking NIM to be an APM or non-IFRS financial measure.

	31.12.18	31.12.17
	£m	£m
Net interest income (A)	3,606	3,803
Average customer assets (B)	200,508	200,164

Banking net interest margin (A/B)	1.80%	1.90%

•	Colleague engagement

For further details of the Best Companies Index see https://www.b.co.uk/the-lists/big-companies/.

Appendix 1 – Notes (continued)

•	Corporate customer satisfaction

Our corporate customer satisfaction was 61%, versus 54% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,703 interviews made in the year ending Dec18 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

•	Corporate lending

Total lending to corporates is defined as the combined lending to business banking customers in Retail Banking and all customers in our Corporate & Commercial Banking and Corporate & Investment Banking business segments. Lending to trading businesses is defined as non-CRE Corporate & Commercial Banking lending.

	Customer loans	NPLs	NPL ratio	Gross write-offs 12 months	Loan loss allowance [1]
31.12.18	£bn	£m	%	£m	£m
Business banking	1.8	89	4.94	15	53
Corporate & Commercial Banking	17.7	264	1.49	97	182
Corporate & Investment Banking	4.6	—	0.00	252	18

Total corporate lending	24.1	353	1.46	364	253

				12 months
31.12.17	£bn	£m	%	£m	£m
Business banking	1.9	115	6.01	21	54
Corporate & Commercial Banking	19.4	383	1.97	35	195
Corporate & Investment Banking	6.0	340	5.67	—	236

Total corporate lending	27.3	838	3.07	56	485

1.	Loan loss allowances for 31.12.18 calculated on IFRS 9 basis. Prior periods have not been restated.

•	Retail balances

Average consumer (auto) loan size was c£11,400 (2017: £12,500).

Average credit card stock balances at Dec18 were c£1,500 (Dec17: c£1,200) and average unsecured loan new business was c£9,500 (Dec17: c£9,300).

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, Ipsos MORI.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 31 December 2018, based on 14,068 interviews and compared against twelve months ended data for the period as indicated.

Appendix 1 – Notes (continued)

The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

The ‘Net Promoter score’ is based on 11-point scale (0-10). The calculation used here is the percentage top two promoters (customers scoring 9 or 10) minus detractors, defined as percentage bottom seven (customers scoring 0-6) and excluding passives (customers scoring 7 or 8). This is scored across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands.

Alternative Performance Measures (APMs)

Management reviews APMs in order to measure the overall performance, position and profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations. APMs are presented to identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting.

APMs are not accounting measures within the scope of IFRS. These measures show historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures, as outlined below in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

1.	Return on Tangible Equity [1]

	31.12.18	31.12.17
	£m	£m
Profit after tax	1,121	1,254
Less non-controlling interests	(39)	(39)

Profit due to equity holders of the parent (A)	1,082	1,215

Average shareholders’ equity	16,211	15,828
Less average AT1 securities	(2,041)	(1,793)
Less average non-controlling interests	(401)	(400)

Average ordinary shareholders’ equity (B)	13,769	13,635

Average goodwill and intangible assets	(1,778)	(1,714)

Average tangible equity (C)	11,991	11,921

Return on ordinary shareholders’ equity (A/B)	7.9%	8.9%

RoTE (A/C)	9.0%	10.2%

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts.

2.	Dividend payout ratio [1]

31.12.18
£m
Ordinary dividends declared (A)	1,123

Less interim dividend associated with ring-fence transfers	(668)

Adjusted ordinary dividends declared (B)	455

Profit after tax	1,121

Less non-controlling interests	(39)

Less payment of dividend on equity accounted instruments after tax less accruals	(120)

Profit due to ordinary shareholders’ (C)	962

Total ordinary dividend payout ratio (A/C)	117%

Dividend payout ratio (B/C)	47%

Management does not assess ‘Total ordinary dividend payout ratio’ as a key performance indicator of the business, and therefore a reconciliation of the ‘Dividend payout ratio’ target for 2018 to an equivalent target for ‘Total ordinary dividend payout ratio’ is not available without unreasonable efforts.

Dividend policy is to pay 50% of recurring earnings, which is calculated using forecasted profits during the year. The timing of the declaration and payment of interim dividends is a consequence of Santander UK’s status as a subsidiary. As a result, the ‘Dividend payout ratio’ calculated using ‘Profit due to ordinary shareholders’ differs slightly from our strategic target of 50%. The interim dividend payment of £668m in Q318, associated with ring-fence transfers, was not included in the calculation of our ‘Dividend payout ratio’.

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at
www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

3. Adjusted profit before tax

	2018 £m	2017 £m
Net interest income
Reported	3,606	3,803
Adjust for release of accrued interest on foreign tax liability	—	(39)
Adjusted	3,606	3,764
Non-interest income
Reported	937	1,109
Adjust for gain on sale of Vocalink Holdings Limited shareholding	—	(48)
Adjusted	937	1,061
Operating expenses before credit impairment losses, provisions and charges
Reported	(2,563)	(2,502)
Adjust for Banking Reform costs	38	81
Adjust for GMP equalisation costs	40	—
Adjusted	(2,485)	(2,421)
Provisions for other liabilities and charges
Reported	(260)	(393)
Adjust for PPI provision charge	—	109
Adjust for other conduct provision (release) / charge	(11)	35
Adjust for other provision charges	91	—
Adjusted	(180)	(249)
Profit before tax	1,567	1,814
Specific gains, expenses and charges	158	138
Adjusted profit before tax	1,725	1,952

The financial results for 2018 and 2017 include a number of specific gains, expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax was £158m in 2018 and £138m in 2017.

The specific gains, expenses and charges are outlined below:

•	Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to claim expired in 2017. The income of £39m is reported in Corporate Centre net interest income for 2017.

•	Gain on sale of Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for 2017.

•	Banking Reform costs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Banking Reform costs are reported in Corporate Centre operating expenses before credit impairment losses, provisions and charges.

•	GMP equalisation costs

On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to guaranteed minimum pension (GMP), and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £39.7m and is based on a number of assumptions and the actual impact may be different. This has been recognised in the closing liability as a pre-tax expense.

•	PPI provision charge

Provisions for other liabilities and charges for 2017 were £109m. This included a Q417 net provision of £40m relating to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We also provided £32m in Q117, when we applied the principles published in the Mar17 FCA paper, and £37m in Q217, relating to a specific PPI portfolio review as well.

•	Other conduct provision (release) / charge

Provisions for other liabilities and charges of £35m in 2017 relate to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress. Following further analysis of the impacted population, management has assessed the provision requirements resulting in a release of £11m in Q218.

•	Other provision charges

In Q418, we were fined £32.8m by the FCA in relation to an investigation into our historical probate and bereavement practices. We have completed a comprehensive tracing exercise and have already successfully transferred the majority of funds in deceased customers’ accounts to their rightful beneficiaries, with compensatory interest where appropriate.

In Q418 we made a £58m provision in relation to our consumer credit business operations. This charge is management’s current best estimate as we continue to assess the scope of this issue.

4. Adjusted CRE and non-CRE trading businesses lending reconciliation

	31.12.18	31.12.17	Change
	£bn	£bn	£bn
Lending to non-CRE trading businesses
Reported	11.5	11.5	—
Adjust for ring-fence transfers and risk management initiative	0.5	—	0.5
Adjusted	12.0	11.5	0.5
CRE lending
Reported	6.2	7.9	(1.7)
Adjust for ring-fence transfers and risk management initiative	0.6	—	0.6
Adjusted	6.8	7.9	(1.1)

•	In Jul18 we transferred customer loans from Santander UK to Banco Santander London Branch as part of ring-fence implementation.

•	In Sep18, we also transferred customer loans to Banco Santander London Branch under a risk management initiative.

Appendix 2 – Consolidated income statement and balance sheet for Santander UK Group Holdings plc and its controlled entities

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK Group Holding plc’s accounting policies described in its 2017 Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 7 March 2018 (2017 Annual Report), except for the effects of the adoption of IFRS 9 with effect from 1 January 2018, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

Summarised consolidated income statement	2018 £m	2017 £m
Net interest income	3,606	3,803
Non-interest income [1]	937	1,109

Total operating income	4,543	4,912

Operating expenses before credit impairment losses, provisions and charges	(2,563)	(2,502)

Credit impairment losses [2]	(153)	(203)
Provisions for other liabilities and charges	(260)	(393)

Total operating impairment losses, provisions and charges	(413)	(596)

Profit before tax	1,567	1,814
Tax on profit	(446)	(560)

Profit after tax for the period	1,121	1,254

Summary of segmental balance sheet assets and liabilities	31.12.18 £bn	31.12.17 £bn
Customer loans
Retail Banking	172.8	168.7
Corporate & Commercial Banking	17.7	19.4
Corporate & Investment Banking	4.6	6.0
Corporate Centre	4.8	6.2

Total customer loans	199.9	200.3
Other assets	89.5	114.5

Total assets	289.4	314.8

Customer deposits
Retail Banking	142.1	143.8
Corporate & Commercial Banking	17.6	17.8
Corporate & Investment Banking	4.8	4.5
Corporate Centre	7.6	9.8

Total customer deposits	172.1	175.9
Medium Term Funding	49.0	40.6
Other liabilities	52.1	82.1

Total liabilities	273.2	298.6

Shareholders’ equity	15.8	15.8
Non-controlling interest	0.4	0.4

Total liabilities and equity	289.4	314.8

Summarised consolidated capital	31.12.18 £bn	31.12.17 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.0	15.5
Risk-weighted assets (RWAs)	78.8	87.0
Total capital ratio	19.1%	17.8%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’
2.	Credit impairment losses for 2018 calculated on IFRS 9 basis. Prior periods have not been restated.

Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc, and is our ring-fenced bank. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2017 Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 7 March 2018, except for the effects of the adoption of IFRS 9 with effect from 1 January 2018, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

Summarised consolidated income statement	2018 £m	2017 £m
Net interest income	3,603	3,803
Non-interest income [1]	931	1,109

Total operating income	4,534	4,912

Operating expenses before credit impairment losses, provisions and charges	(2,579)	(2,499)

Credit impairment losses [2]	(153)	(203)
Provisions for other liabilities and charges	(257)	(393)

Total operating impairment losses, provisions and charges	(410)	(596)

Profit before tax	1,545	1,817
Tax on profit	(441)	(561)

Profit after tax for the period	1,104	1,256

Summary of segmental balance sheet assets and liabilities	31.12.18	31.12.17
	£bn	£bn
Customer loans
Retail Banking	172.8	168.7
Corporate & Commercial Banking	17.7	19.4
Corporate & Investment Banking	4.6	6.0
Corporate Centre	4.5	5.9

Total customer loans	199.6	200.0
Other assets	83.8	114.8

Total assets	283.4	314.8

Customer deposits
Retail Banking	142.1	143.8
Corporate & Commercial Banking	17.6	17.8
Corporate & Investment Banking	4.8	4.5
Corporate Centre	2.8	3.4

Total customer deposits	167.3	169.5
Medium Term Funding [3]	48.9	40.6
Other liabilities	51.2	88.4

Total liabilities	267.4	298.5

Shareholders’ equity	15.8	16.1
Non-controlling interests	0.2	0.2

Total liabilities and equity	283.4	314.8

Summarised consolidated capital	31.12.18	31.12.17
	£bn	£bn
Capital – CRD IV
Total qualifying regulatory capital	15.9	16.7
Risk-weighted assets (RWAs)	78.5	87.0
Total capital ratio	20.3%	19.2%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 2018 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the year ended 31 December 2018 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Banco Santander and Santander UK

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers, 13,217 branches and over 200,000 employees at the close of December 2018. In 2018, Banco Santander made attributable profit of EUR 7,810 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 December 2018, the bank serves around 15 million active customers with c23,800 employees and operates through 755 branches (which includes 52 university branches) and 64 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 259 of the Santander UK Group Holdings plc 2017 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Nothing in this Quarterly Management Statement should be construed as a profit forecast.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.